EXHIBIT 4.4(b)

LOAN MODIFICATION AGREEMENT

This Loan Modification Agreement (the “Modification”) dated as of the 31st day of December, 2002, by and between SUNTRUST BANK, a Georgia banking corporation (hereinafter “SunTrust”), and HOOKER FURNITURE CORPORATION, a Virginia corporation (“Borrower”).

R E C I T A L S

a.    SunTrust and Borrower entered into a certain Term Loan Agreement dated as of September 18, 2000 (the “Agreement”), by which the parties thereto agreed to the terms of a loan from SunTrust to Borrower in the original principal amount of $22,500,000 (the “ESOP Loan”) to enable Borrower to lend funds to its Employee Stock Ownership Plan.

b.    Borrower is proposing to borrow up to $25 million from Bank of America on an unsecured basis for a limited period of time (the “Bridge Loan”), to fund the acquisition of substantially all the assets (the “Acquisition”) of Bradington-Young, LLC, a North Carolina limited liability company (“B-Y”), by B-Y Acquisition LLC, a Virginia limited liability company and wholly owned subsidiary of Borrower (“Buyer”).

c.    Certain of B-Y’s assets will be subject to Liens when acquired by Buyer, to be released upon closing of the Bridge Loan; and in connection with the Acquisition, Buyer will enter into a factoring arrangement with The CIT Group/Commercial Services, Inc. (“CIT”) with respect to the trade accounts receivable of Buyer arising after the closing date of the Acquisition (the “Factoring Arrangement”).

d.    The Agreement contains:

(i)    a negative covenant against Borrower’s incurring of Debt (with certain exceptions) without the prior written consent of SunTrust; and

(ii)    a negative covenant prohibiting Borrower from creating (and prohibiting Borrower from permitting any of its Subsidiaries to create) any Lien on its property (with certain exceptions), without the prior written consent of SunTrust. In the absence of such consents, the Bridge Loan, the Acquisition subject to Liens on the B-Y assets, and the Liens arising under the Factoring Arrangement would result in violations of those covenants; and SunTrust is willing to consent to the Bridge Loan for a limited time, and to such Liens and Factoring Arrangement, upon certain terms and conditions.

e.    The parties hereto desire to evidence such consent and such terms and conditions.

NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SunTrust and Borrower agree as follows:

1.	Consent. Pursuant to Sections 5.1 and 5.2 of the Agreement, SunTrust hereby consents to:

(a)    the obtaining by Borrower of the Bridge Loan, upon the following terms:

i.	The Bridge Loan documents shall have been reviewed by and be reasonably acceptable to SunTrust.

ii.	The principal amount of the Bridge Loan shall not exceed $25 Million.

iii.	The Bridge Loan shall be unsecured, and otherwise substantially in accord with the Bridge Loan documents furnished to SunTrust.

iv.	This consent shall expire at midnight on April 2, 2003; and if the Bridge Loan, or any Debt in lieu of or substitution for the Bridge Loan, remains outstanding in whole or in part as of that time, Borrower shall be deemed in default under the ESOP Loan;

(b)	any Liens (i) existing as of the closing date of the Acquisition on the assets of

B-Y acquired by Buyer, provided that the Debts secured by such Liens are paid at closing of the Bridge Loan and the Liens promptly released of record; and (ii) arising thereafter on the assets of Buyer under the Factoring Arrangement as reviewed and approved by SunTrust on the date hereof, provided that Borrower is not liable directly, as guarantor or surety, or otherwise for any Debt incurred in connection with the Factoring Arrangement.

2.    Prerequisites to Consents.    Borrower shall provide the following in order for the consent of SunTrust to be effective:

a.	An executed renewal note in the form attached hereto as Exhibit A.

b.	A Certificate of No Default in the form attached hereto as Exhibit B.

c.	A Secretary’s Certificate in the form furnished in connection with the Acquisition and Bridge Loan.

d.	Payment at Closing of the Bridge Loan, in available funds, of a fee of $21,373.

3.    Modifications to ESOP Loan.    Effective as of the closing of the Bridge Loan, the first sentence of Section 2.1(c) of the Agreement shall be amended to read as follows:

The unpaid principal balance of the Term Loan shall bear interest at a per annum rate equal to the sum of the LIBOR rate for each month plus one percent (1%) per annum.

4.    Expenses of SunTrust.    As provided in Section 9.6(b) of the Agreement, Borrower will reimburse SunTrust at Closing of the Bridge Loan, in available funds, for its reasonable out-of-pocket costs and expenses (including its attorney’s fees) incurred in connection with this modification of the ESOP Loan.

5.    Future Consents.    The consent provided for herein shall not imply any obligation whatever to consent to any future act of Borrower. Any such consent will be granted, if at all, in SunTrust’s sole discretion.

6.    Remaining Provisions; Defined Terms.    Except as expressly provided for herein, the Agreement, and all related documents, shall be and remain in full force and effect as originally executed. Terms with initial capital letters not otherwise defined herein shall have the meanings set forth in the Agreement.

7.    Counterparts; Telecopied Signatures.    This Agreement may be executed in counterparts, which together shall constitute one Agreement. Signed counterparts transmitted by telecopier shall be binding on the sender as if delivered with original signatures. In the event a signed counterpart is telecopied from one party to another, a signed original shall be promptly forwarded to the receiving party.

WITNESS, the following duly authorized signatures of the parties hereto as of the day and year first hereinabove written.

LENDER: SUNTRUST BANK

By	/s/ Ellen L. Wood

Its	Senior Vice President

BORROWER: HOOKER FURNITURE CORPORATION

By	/s/ Paul B. Toms, Jr.
Chairman and Chief Executive Officer

And by	/s/ E. Larry Ryder
Executive Vice President – Finance and Administration

City of Richmond	January 2, 2003

Commonwealth of Virginia

RENEWAL TERM NOTE

FOR VALUE RECEIVED, the undersigned (“Borrower”) promises to pay to the order of SunTrust Bank (“Lender”) without offset or deduction at its office in Martinsville, Virginia, or at such other place as the holder of this Note shall designate in writing the principal sum of Seventeen Million Ninety-eight Thousand Five Hundred Sixty-eight and 53/100 Dollars ($17,098,568.53) in lawful money of the United States and in immediately available funds in thirty-one (31) consecutive quarterly installments of Eight Hundred Thousand Eight Hundred Fifty Dollars ($800,850.00) each including interest on the unpaid principal balance at the LIBOR Rate plus one percent (1.00%) per annum until paid, commencing on March 1, 2003 and continuing on the first day of each June, September, December and March thereafter, with a final installment on December 1, 2010; provided, however, that the final installment shall be in the amount necessary to repay in full the unpaid principal balance of this Note and all accrued but unpaid interest thereon. All payments will be applied first to accrued interest, then in reduction of principal.

Upon occurrence and during the continuance of an Event of Default, the unpaid balance of this Note shall bear interest at the Default Rate.

If any installment of this Note becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable thereon at the rate herein specified during such extension.

This Note is in renewal of the Term Note in the original principal amount of $22,500,000.00 referred to in, and is entitled to the benefits of, the Term Loan Agreement, dated as of September 18, 2000 and amended by Loan Modification Agreement dated as of December 31, 2002, between Borrower and Lender (as amended, the “Loan Agreement”). Terms used herein which are defined in the Loan Agreement shall have their defined meanings when used herein. The Loan Agreement, among other things, contains provisions for acceleration of the maturity of this Note upon the happening of certain stated Events of Default and also the prepayments on account of principal hereof prior to the maturity of this Note upon the terms and conditions specified in the Loan Agreement.

Borrower agrees, in the event that this Note or any portion hereof is collected by law or referred to an attorney at law for collection or for the protection of Lender’s rights and remedies, to pay all reasonable costs of collection, including without limitation, reasonable attorney’s fees.

Borrower hereby waives presentment, demand, protest, notice of demand, protest and nonpayment and any other notice required by law relative hereto, except to the extent as otherwise may be provided for in the Loan Agreement.

This Note shall be governed by the laws of the Commonwealth of Virginia, provided that, as to the maximum rate of interest which may be charged or collected, if the laws applicable to the Bank permit it to charge or collect a higher rate than the laws of the Commonwealth of Virginia, then such law applicable to the Bank shall apply to Lender under this Note.

HOOKER FURNITURE CORPORATION

By:	/s/ Paul B. Toms, Jr.
Paul B. Toms, Jr., Chairman and Chief Executive Officer

and By:	/s/ E. Larry Ryder
E. Larry Ryder, Executive Vice President – Finance and Administration